2115 O’Nel Drive, San Jose, CA  95131 USA
Phone (408) 731-2700 ● Fax (408) 731-3675 ● www.proxim.com

December 18, 2007

By Overnight Delivery and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.20549
Attention: Andrew Mew

Re:	Proxim Wireless Corporation
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended September 30, 2007
File No. 000-29053

Dear Mr. Mew:

We are filing this letter in response to the staff’s comment letter dated December 4, 2007 related to the above-referenced filings by Proxim Wireless Corporation (“Proxim”) with the Securities and Exchange Commission (the “Commission”).  For ease of reference, the bold headings and numbered paragraphs below correspond to the headings and numbered comments in the staff’s comment letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

2. Summary of Significant Accounting Policies

Restricted Cash, page 60

1.
We note your disclosures in the second paragraph that “during the quarter ended June 30, 2006, that indemnification trust was terminated and the net trust proceeds of approximately $5.0 million (after payments to beneficiaries) were distributed to the Company as unrestricted cash.”  In that regard, tell us in more detail the business purpose of the indemnification trust and the facts and circumstances leading to its termination by its beneficiaries.

As stated in Note 2 to the Form 10-K we filed for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”), the described indemnification trust was established by Terabeam Corporation, a Washington corporation, in January 2002.  At the time that indemnification trust was established, Terabeam Corporation was a separate, independent company from Proxim.  We understand that the trust was established to serve as a supplemental source of indemnification for seventeen specified beneficiaries, who we understand were directors and officers of Terabeam Corporation.  The sum of $5.0 million was deposited into this indemnification trust by Terabeam

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

Corporation.  The trust was scheduled to terminate on December 31, 2007 at which time all trust funds would be distributed to Terabeam Corporation.

Proxim acquired Terabeam Corporation in June 2004.  Because the $5.0 million cash was held in the indemnification trust, Proxim reflected that amount as restricted cash on its consolidated financial statements.

Because Proxim preferred to have that amount available for use in its business rather than restricted in the indemnification trust, Proxim explored methods for terminating the trust prior to its scheduled termination date of December 31, 2007.  The trust document provided that the trust could be terminated prior to December 31, 2007 if at least 2/3 of the trust beneficiaries consented to that early termination.

Therefore, in February 2006, Proxim contacted each of the trust beneficiaries and requested their consent to the early termination of the trust.  In return, Proxim agreed to pay each trust beneficiary who did consent to the early termination the sum of $10,000.  By March 2006, Proxim had received consents from all seventeen trust beneficiaries to the early termination of the trust.

Therefore, in April 2006, the indemnification trust was terminated; Proxim received the net trust proceeds of approximately $5.0 million (after payments to the trust beneficiaries); and Proxim did pay $10,000 to each of the trust beneficiaries.

Goodwill, page 61

2.	Tell us and disclose your accounting policy for goodwill impairment (recognition and measurement) in accordance with paragraphs 19 to 25 of SFAS 142.

Proxim’s accounting policy for goodwill impairment requires annual testing for impairment of goodwill and intangible assets with indefinite lives in accordance with SFAS 142 guidelines.  Goodwill and intangible assets are also subject to review for impairment when circumstances or events occur during the year which indicates that the asset may be impaired.

Assessing goodwill for impairment involves the following two steps:

a.
Determine whether impairment exists. The first step of the impairment test is to determine whether impairment exists by comparing the fair value of the reporting unit with its carrying value (including goodwill). If fair value is greater than the recorded amount, goodwill is not impaired, and the second step of the impairment test is not necessary. If the fair value is less than the recorded amount, impairment exists and the second step of the test is performed.

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

b.
Measure the amount of the impairment loss. The second step of the impairment test measures the amount of impairment loss by comparing the fair value of reporting unit goodwill to its carrying amount. If the carrying amount of the reporting unit goodwill is greater than the implied fair value, an impairment loss equal to the difference is recognized and goodwill is written down. The implied fair value of the reporting unit goodwill is the excess of the fair value of reporting unit over the amounts assigned to the assets and liabilities.

Proxim determines for each of its reporting units if there are any impairment charges for these units using the fair value approach, incorporating the discounted cash flow method and a market approach using the public company method.  During the fiscal year ended December 31, 2006, Proxim had two reporting units – equipment and services.  The services unit was discontinued in the third quarter of 2007 as reported in the Form 10-Q Proxim filed with the Commission on November 14, 2007.

In performing this analysis, Proxim uses its historical operating results, a review of the marketplace and industries in which it operates, and its expectations of future operations.  Based on the SFAS 142 guidelines, impairment loss shall be recognized if the carrying amount of a long-lived asset is recoverable and exceeds its fair value. It is our intention to provide this more expanded disclosure of goodwill and long-lived intangible impairment treatment in the description of our critical accounting policies in our future filings.

Accounts Receivable, page 60

3.
Explain to us in more detail what do you mean by “the Company maintains an allowance for doubtful accounts, sales returns and price protection for estimated returns, discounts, price protection and losses resulting from the inability of its customers to make required payments.”  Addressing the relevant accounting literature, advise us how you recognize revenues in your accounting with respect to each of the allowances referenced above.

Proxim recognizes revenue in accordance with Staff Accounting Policy Bulletin No. 104, Revenue Recognition (“SAB 104”).  SAB 104 requires that four basic criteria be met before revenue can be recognized:  (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed and determinable, and (4) collectibility is reasonably assured. Revenue from the sale of products is generally recognized upon shipment, net of accruals for estimated sales returns and price protection for estimated returns, discounts, price protection and losses resulting from the inability of its customers to make required payments.

The allowance for doubtful accounts is established to provide a contingency for accounts receivable which have estimable and probable bad debt exposure that should be recognized as bad debt expense in the current reporting period based on FAS 5 guidelines.  We reserve 100% of outstanding account receivable balances (a) from insolvent customers and (b) that are

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

delinquent by six months or more. We reserve 50% of outstanding account receivable balances that are between 3 months to 6 months delinquent.

Discounts are granted to customers based on their achieving a specified level of sales each quarter or incurring eligible promotional expenses for Proxim products which results in a cooperative marketing rebate of some of the distributor’s actual expenses. Recorded as selling costs in operating expense, these discounts which are earned, but not yet paid to Proxim’s distributors, are reserved against receivables.

In general, we offer most stocking distributors price protection on products in their inventory and recently purchased from us in the case we reduce prices on those products.  These price protection credits are granted on an infrequent basis when the distributor applies for them.  They are treated as an offset to gross revenue and a reserve against receivables and maintained up to a maximum of six months.

Sales returns consist of products which are returned to Proxim for full credit due to defective condition, wrong part being shipped, and quantity order variance.  These returns must be preceded by an approved Return Material Authorization (RMA) being issued by Proxim.  In general, we offer most stocking distributors a stock rotation right pursuant to which they may return to us products in their inventory that have been recently purchased from us provided they place an equal value order for new products from us and the value of the returned products is a small fraction of the value of products purchased from us in the preceding quarter.  These returns also have to be preceded by an approved RMA.  Any sales return via an RMA which has yet to be applied against the customer’s outstanding receivable balances is reserved against receivables.

We intend to clarify and expand our disclosure of our accounting for these topics in future filings.

Intangible Assets, page 62

4.
We note that you recorded a charge for the impairment of amortizable intangible assets totaling $7.8 million related to developed technology and customer relationships from the Karlnet, Terabeam and Old Proxim acquisitions and that the charges were based on an independent third party valuation of these assets during the third quarter of 2006 and that you also recorded an impairment charge of $1.1 million to the Proxim trade name.  We also note similar disclosures in Note 5 on pages 66-67. While you are not required to make reference to this independent valuation here and elsewhere in the filing, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

Proxim intends to eliminate all references to a third party valuation firm in future filings and instead will provide disclosures explaining the method and assumptions used by management to determine the valuation.

Revenue Recognition, page 62

5.
We note your disclosures that “[t]he Company grants different distributors different limited rights of return, price protection on unsold products, and other terms of sale.  In this regard, tell us in greater detail the nature of rights of returns, price protection and other terms etc.  Advise us under what circumstances and certain conditions that SFAS 48 were not met so that revenues related to sales to distributors is deferred until the product is sold to an end customer.

Because Proxim’s contracts with its individual customers are negotiated on a case-by-case basis, it is not practicable to describe the terms of each agreement.  In general, we offer most stocking distributors a stock rotation right pursuant to which they may return to us products in their inventory that have been recently purchased from us provided they place an equal value order for new products from us and the value of the returned products is a small fraction of the value of products purchased from us in the preceding quarter.  In general, we also offer most stocking distributors price protection on products in their inventory and recently purchased from us in the case we reduce prices on those products.  In both cases, the distributors would receive a credit which can be used for purchase of additional products from us.  In a small number of situations, we have agreed to accept return of products discontinued or otherwise obsoleted by us.  For other customers, we provide quarterly or annual rebates based on achievement of performance targets, loyalty discounts, and/or sales discounts.

We apply SFAS No. 48, “Revenue Recognition When Right of Return Exists,” in determining when to recognize revenue.  Under SFAS No. 48, revenue can be recognized if all of the following conditions are met:

1.	price is fixed and determinable at the date of sale;
2.	buyer’s payment obligation is not contingent on resale;
3.	buyer’s payment obligation would not be changed in the event of theft or physical damage of the product;
4.	buyer acquiring the product for resale has economic substance apart from that provided by the seller;
5.	seller does not have significant obligations for future resale of the product; and
6.	the amount of future returns can be reasonably estimated.

Based on our application of the SFAS No. 48 principles to our different customers, we currently recognize some revenue on a “sell in” basis and some on a deferred “sell through” basis.  Generally factors 1 through 5 above are satisfied upon our delivery of the products to our customer.  The estimation of future returns depends on the contractual terms at issue and our

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

historical experience with the customer.  We have been trying to establish more standard terms of sale to customers.  For this reason and as we gain more experience with customers, we may transition to recognizing a greater percentage of our revenue on a “sell in” basis.

8.  Allowance for Bad Debt, page 68

6.
Refer to the Allowance for Bad Debt roll-forward table for FY 2006 and FY 2005.  We note the significant decrease of “allowance for bad debt” from FY 2005 due to significant change in line item “Charge offs and other adjustments made during the period”.  Tell us the nature of this line item and the drivers that cause the significant change in 2006.

The $5.2 million write-off during FY 2006 resulted from our acquisition of the assets of Proxim Corporation (“Old Proxim”) from the bankruptcy estate of that company.  This acquisition was completed in July 2005.  Despite the name similarity, prior to July 2005, Old Proxim and Proxim were separate independent companies.

Among the assets we acquired from Old Proxim were substantial accounts receivable that we ultimately determined were, in fact, uncollectible due to disputed balances, claims of contract non-performance by Old Proxim, lack of proof of shipment, and financial insolvency of underlying debtors.  Bad debt reserve for the exposure was booked in FY 2005 upon our acquisition of Old Proxim’s assets, but actual account write-offs were completed the following year when we had greater insight into the actual accounts.

18.  Related Party Transactions, page 73

7.
We note your disclosures that “in accordance with FIN 46R, through June 30, 2005, Merry Fields was a variable interest entity and the Company was determined to be the primary beneficiary of Merry Fields.  During the year ended December 31, 2005, the company ceased to guarantee the Merry Fields note payable and is no longer the primary beneficiary of Merry Fields.”  In this regard, advise us how you consider paragraph 5 of FIN 46R in determining that Merry Fields is a variable interest entity.  If so, advise us how you consider paragraphs 14 to 17 of FIN 46R in determining that you are the primary beneficiary until June 30, 2005.  Also tell us in more detail the facts and circumstances leading to your decision to cease to guarantee the Merry Fields note payable and therefore you are no longer the primary beneficiary of Merry Fields after June 30, 2005.

The transaction at issue was entered into by Young Design, Inc. prior to Proxim acquiring that company.  (For further information, for accounting purposes, Young Design was treated as the acquiring company and the transaction was accounted for as a reverse merger.)  At the time, Young Design was owned by two stockholders - Concorde Equity, LLC, an entity controlled by Robert E. Fitzgerald (approximately 55% ownership), and Michael Young (approximately 45%

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

ownership).  As Young Design’s operations expanded, it needed more space.  So, the stockholders of Young Design formed another company called Merry Fields, LLC with equity ownership of approximately 63% for Concorde Equity and approximately 37% for Michael Young.  Merry Fields then purchased a building and leased the building to Young Design.  Merry Fields needed to obtain bank financing to purchase the building and, as a condition to making the loan, the bank required that Young Design guarantee Merry Fields’ loan obligations to the bank.

Proxim then acquired Young Design in April 2003.  Because Proxim at the time was publicly traded, equity ownership of the company was more widely held than just the two stockholders of Young Design (who also were the two equity holders of Merry Fields). Therefore, Proxim wanted the guarantee by Young Design of Merry Fields’ obligations released.  In the third quarter of 2005, Young Design (then a subsidiary of Proxim) was successful in convincing the bank to release the Young Design guarantee of Merry Fields’ obligations. Further, Merry Fields paid off the bank loan in full in approximately June 2006.

The reason that Merry Fields was classified as a Variable Interest Entity under FAS 46R in Proxim’s consolidated financial statements was because we determined that it met at least the following qualifying requirement of paragraph 5 of FAS 46R:

(a)
The Merry Fields total equity investment at risk was not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, i.e., Young Design had to guarantee the Merry Fields’ loan obligations to the bank.

Secondarily, based on paragraphs 14 to 17 of FIN 46R we determined that Proxim was the primary beneficiary of the Variable Interest Entity since Proxim had a variable interest that would absorb a majority of the entity’s expected losses, or receive a majority of the entity’s expected returns, or both, due to Young Design’s guarantee of Merry Fields’ bank obligations.

Once the Young Design bank guarantee was released in 2005, Proxim no longer had the obligation to bear expected losses of Merry Fields.

Schedule II - Valuation and Qualifying Accounts, page 78

8.
Tell us the reason for the significant increase in inventory valuation allowance of $10,701,000 in the year ended December 31, 2005.  Reconcile this amount to the $2,143,000 provision amount disclosed in the statements of operations.

The reason for the significant increase in inventory valuation allowance of $10,701,000 in the year ended December 31, 2005 was two-fold.  Both of these resulted from Proxim’s acquisition of Old Proxim’s assets in July 2005 as described above in our response to staff question 6.  The staff is correct that we disclosed an inventory restructuring charge of $2,143,000 in the third quarter 2005 consolidated statements of operations.  This charge related to older

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

Proxim inventory which was determined to be obsolete as a result of the acquisition of Old Proxim’s assets during Q3, 2005 and resulting product line consolidation.  In addition, we added $8,558,000 in our inventory reserves related to excess and obsolete inventory Proxim acquired from Old Proxim in July 2005.  That Old Proxim inventory reserve had a $2,334,000 partial offset related to the sale and scrap of previously reserved inventory.

The following represents our inventory and reserves as of December 31, 2005 and 2004 as reported in Note 8 to our financial statements contained in our Form 10-K for the year ended December 31, 2005 (page 68):

In ($000’s)	2005	2004	Change
Raw Material	$4,737	$1,968	$2,769
WIP	437	124	313
FGI	13,863	5,950	7,913
Gross Inventory	19,037	8,042	10,995
Reserves	(8,967)	(600)	(8,367)
Net Inventory	$10,070	$7,442	$2,628

Thus we started 2005 with $600,000 in inventory reserves; added $2,143,000 due to excess and obsolete Proxim inventory; added $8,558,000 due to excess and obsolete inventory acquired from Old Proxim; and offset the reserve by $2,334,000 due to sale and scrap of previously reserved inventory.  This resulted in our 12/31/05 ending inventory reserve of $8,967,000.

Form 10Q for the Quarterly Period Ended September 30, 2007

Financial Statements and Notes

12.  Discontinued operations, page 12

9.
We note your disclosures that you acquired 15% equity ownership in Civitas in connection with the sale of Ricochet wireless network and operations to Civitas during the third quarter of 2007.  Tell us where you recorded this investment in the consolidated balance sheets.

Based on EITF 03-16: Accounting for Investments in Limited Liability Companies, the Task Force reached a consensus that an investment in an LLC that maintains a “specific ownership account” for each investor, similar to an investment in a partnership capital account structure, should be viewed as similar to a limited partnership for purposes of determining whether a non controlling investment in an LLC should be accounted for using the cost or equity method.  Therefore, the provisions of SOP 78-9 and related guidance, including Topic D-46, also apply to LLCs, like Civitas Wireless Solutions, LLC (“Civitas”).

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

SOP 78-9 requires non controlling investments in limited partnerships (LPs) to be accounted for using the equity method as described in Opinion 18 unless the limited partner’s interest is “so minor that the limited partner may have virtually no influence over partnership operating and financial policies . . . and, accordingly, accounting for the investment using the cost method may be appropriate.”

Proxim’s ownership in Civitas is 15% while the remaining 85% is owned, to Proxim’s knowledge, by a single person who also is the President and Chief Executive Officer of Civitas.  Civitas was formed for the purpose of acquiring the Ricochet Denver assets, and Proxim received its 15% ownership interest as part of the consideration for selling those assets to Civitas.  In topic No. D-46 “Accounting for Limited Partnership Investments”, the SEC staff clarified that limited partnership investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted using the equity method.  However, to the best of our knowledge, Civitas did not have an independent valuation completed at point of incorporation, and the consideration paid by Civitas to acquire the Ricochet assets and operations was nominal.

We, therefore, believe based on the guidance stated above, that we may appropriately consider our 15% ownership of Civitas using the equity method beginning at zero.  Furthermore, we believe a balance sheet valuation of Proxim’s limited ownership in Civitas at September 30, 2007 is not warranted based on its lack of quantifiable valuation and overall immateriality.  We do, however, plan to reassess whether equity valuation is warranted at future filing dates.

Proxim acknowledges that:

•	Proxim is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Proxim may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *     *

Securities and Exchange Commission
Division of Corporation Finance
December 18, 2007

If you have any questions or comments related to this filing, please contact the undersigned at (413) 584-1425.

Very truly yours,

/s/ David L. Renauld

David L. Renauld
Vice President, Corporate Affairs
and General Counsel

cc:	Brian J. Sereda